Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Foundry Networks, Inc. Commission File: 000-26689

Deal Specifics Approximately $3B purchase price Expected to close by the end of Calendar 2008 Expected to be accretive to Brocade in FY 2009 Strategic Rationale Combining the leader in data storage networking with leading innovator in high-performance networking Positions combined company to address $20+B networking market targeting enterprises and service providers Deal targets key market trend - Need for highest performance, reliable, converged solutions Summary: Brocade's Acquisition of Foundry Customer/Market Benefits Broadened choice - first true high performance alternative for "end- to-end" networking Most straightforward and advanced technology and roadmap to convergence and next-generation capabilities Accelerated pace of innovation and integrated networking solutions Results/Outlook Synergistic leadership across the breadth of the networking industry Strategically positioned, from the Internet to heart of data centers to address the trends of convergence and evolving, next-gen networks Bigger, stronger company, with additional diversification, technical IP and talent - poised for growth

Additional Information In connection with the proposed transaction, Brocade and Foundry will be filing documents with the SEC, including the filing by Foundry of a proxy statement/prospectus and by Brocade of a registration statement on Form S-4 that includes the proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov and by contacting Brocade Investor Relations at (408) 333-6758 or Foundry Investor Relations at (408) 207-1399. Investors and security holders may obtain free copies of the documents filed with the SEC on Brocade's website at www.brcd.com or Foundry's website at www.foundrynet.com/company/ir/ or the SEC's website at www.sec.gov. Foundry and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Foundry in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Foundry is also included in Foundry's proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2008.